UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2020

Commission File Number 001-36487

Atlantica Sustainable Infrastructure plc
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel: +44 203 499 0465

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K is incorporated by reference into  the Registration Statement on Form F-3 of the Registrant filed with the Securities and Exchange Commission on August 6, 2018 (File 333-226611).

     Q3 2020 Earnings PresentationNovember 6, 2020

 DISCLAIMER  Forward Looking StatementsThis presentation contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this presentation, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as "aim," "anticipate," "believe," "continue," "could," "estimate," "expect," "forecast," "guidance," "intend," "is likely to," "may," "plan," "potential," "predict," "projected," "should" or "will" or the negative of such terms or other similar expressions or terminology.By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this presentation and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Except as required by law, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances.Investors should read the section entitled "Item 3D. Key Information—Risk Factors" and the description of our segments and business sectors in the section entitled "Item 4B. Information on the Company—Business Overview", each in our annual report for the fiscal year ended December 31, 2019 filed on Form 20-F, for a more complete discussion of the risks and factors that could affect us.Forward-looking statements include, but are not limited to, statements relating to: expected amounts, payments and closing timelines for investments; business synergies from investments; equity investment and project growth strategy; accretive investment opportunities; strategic business alternatives to ensure optimal company value; estimated returns and cash available for distribution (“CAFD”) estimates, including from project debt refinancing; net corporate leverage based on CAFD estimates; debt refinancing; ESG initiative improvement; the quality of our long-term contracts; self-amortizing project debt structure and related debt reduction; the use of non-GAAP measures as a useful predicting tool for investors; the possibility to extend asset life; cost improvements from debt refinancing; the impact of COVID-19 and the ongoing economic crisis; dividends; and various other factors, including those factors discussed under “Item 1.A—“Risk Factors” in our Quarterly Report for the nine-month period ended September 30, 2020 furnished on Form 6-K on the date hereof and “Item 3.D—Risk Factors” and “Item 5.A—Operating Results” in our Annual Report for the fiscal year ended December 31, 2019 filed on Form 20-F.The CAFD and other guidance incorporated into this presentation are estimates as of February 27, 2020. These estimates are based on assumptions believed to be reasonable as of the date Atlantica published its FY 2019 Financial Results. Atlantica disclaims any current intention to update such guidance, except as required by law. Non-GAAP Financial Information This presentation also includes certain non-GAAP financial measures, including Adjusted EBITDA including unconsolidated affiliates, Adjusted EBITDA including unconsolidated affiliates as a percentage of revenues (margin) and CAFD. Non-GAAP financial measures are not measurements of our performance or liquidity under IFRS as issued by IASB and should not be considered alternatives to operating profit or profit for the period or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Please refer to the appendix of this presentation for a reconciliation of the non-GAAP financial measures included in this presentation to the most directly comparable financial measures prepared in accordance with IFRS as well as the reasons why management believes the use of non-GAAP financial measures (including CAFD and Adjusted EBITDA) in this presentation provides useful information to investors.In our discussion of operating results, we have included foreign exchange impacts in our revenue and Adjusted EBITDA including unconsolidated affiliates by providing constant currency growth. The constant currency presentation is not a measure recognized under IFRS and excludes the impact of fluctuations in foreign currency exchange rates. We believe providing constant currency information provides valuable supplemental information regarding our results of operations. We calculate constant currency amounts by converting our current period local currency revenue and Adjusted EBITDA using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by others and, accordingly, the constant currency presentation is not meant to substitute for recorded amounts presented in conformity with IFRS as issued by the IASB nor should such amounts be considered in isolation.

Q3 2020 Earnings Presentation

Atlantica
Sustainable Infrastructure

Key Messages

Q3 2020 CAFD: $52.0 million; a 13.6% year-over-year growth
9M 2020 CAFD: $149.2 million; a 6.4% year-over-year growth

Additionally generated ~$216 million of one-off cash through non-recourse refinancings in the first 9 months of 2020 to finance growth

Adj. EBITDA incl. unconsolidated affiliates[1] decreased by 5.6% compared with the first nine months of 2019

Q3 2020 dividend of $0.42 per share

Continued delivery on accretive growth strategy:

- **Solana's tax equity investor acquisition closed**
- **New acquisition announced: Calgary District Heating**
- **Strong pipeline of investment opportunities**

(1) Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates (see reconciliation on page 28).

3

     1. Financial Results  Sustainable Infrastructure

     2020    2019    ∆ Reported    768.7    798.2    (3.7)%    621.0    658.1    (5.6)%    81%    82%        149.2    140.2    +6.4%                216            Third Quarter  HIGHLIGHTS+13.6% CAFD Growth in Q3 2020  Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates (see reconciliation on page 28).Adjusted EBITDA Margin including unconsolidated affiliates is defined as Adjusted EBITDA including unconsolidated affiliates divided by revenue (see reconciliation on page 30).  First 9 Months  Additional Cash Generation from project debt refinancings in the period  US $ in millions   2020    2019    ∆ Reported  Revenue  303.0    293.4    3.3%  Adjusted EBITDA incl. unconsolidated affiliates1  241.0    247.7    (2.7)%   Margin2  80%    84%      CAFD  52.0    45.7    +13.6%

 WATER  9M2020  9M 2019  ∆  30.2  18.4  +64%  22.9  17.1  +33%  76%  93%    RENEWABLES  9M2020  9M 2019  ∆  579.2  609.8  (5)%  456.9  493.6  (7)%  79%  81%    EFFICIENT NATURAL GAS  9M2020  9M 2019  ∆  80.1  92.9  (14)%  75.2  82.3  (9)%  94%  89%    TRANSMISSION& TRANSPORT.  9M2020  9M 2019  ∆  79.2  77.0  +3%  66.0  65.1  +1%  83%  85%    By Sector  US $ in millions  Revenue  Adjusted EBITDA incl. unconsolidated affiliates1  Margin2  EMEA  NORTH AMERICA    9M2020  9M 2019  ∆  267.7  273.9  (2)%  238.5  255.4  (7)%  89%  93%    SOUTH AMERICA  9M2020  9M 2019  ∆  389.0  418.5  (7)%  292.8  315.0  (7)%  75%  75%      By Region  US $ in millions  Revenue  Adjusted EBITDA incl. unconsolidated affiliates1  Margin2    Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates (see reconciliation on page 28).Adjusted EBITDA Margin including unconsolidated affiliates is defined as Adjusted EBITDA including unconsolidated affiliates divided by revenue (see reconciliation on page 30).  9M2020  9M 2019  ∆  112.0  105.8  +6%  89.7  87.8  +2%  80%  83%            HIGHLIGHTSPerformance by Sector and Region

 Includes curtailment in wind assets for which we received compensation.Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership in each of the assets.GWh produced include 30% production from Monterrey since August 2019. Major maintenance overhaul in ACT held in Q1 and Q2 2019, as scheduled, which reduced production and electric availability as per contract. Electric availability refers to operational MW over contracted MW.Includes 43MW corresponding to our 30% share of Monterrey since August 2, 2019.Availability refers to actual availability divided by contracted availability.  WATER  RENEWABLES  TRANSMISSION & TRANSPORTATION          EFFICIENT NATURAL GAS      9M 2020    9M 2019  Availability6  101.6%    101.6%  Mft3 in operation2  17.5    10.5    9M 2020    9M 2019  GWh produced1  2,608    2,700  MW in operation2  1,551    1,496    9M 2020    9M 2019  GWh produced3  1,932    1,481  Electric availability4  102.4%    92.8%  MW in operation5  343    343    9M 2020    9M 2019  Availability6  99.9%    100.0%  Miles in operation  1,166    1,152  KEY OPERATIONAL METRICSSteady Operational Performance

 Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates (see reconciliation on page 28).Includes proceeds for $7.4 million and $14.8 million for the nine-month period ended September 30, 2020 and September 30, 2019 respectively, related to the amounts received by Solana in relation to the consent with the DOE. Consolidated cash as of September 30, 2020 increased by $226.0 million vs December 31, 2019 including FX translation differences of $0.1 million.  First 9 Months  US $ in millions   2020    2019  Adjusted EBITDA incl. unconsolidated affiliates1  621.0    658.1  Share in Adjusted EBITDA of unconsolidated affiliates  (11.5)    (7.1)  Net interest and income tax paid  (162.6)    (167.7)  Variations in working capital   (128.9)    (132.0)  Non-monetary adjustments and other  (14.8)    (29.9)  OPERATING CASH FLOW  303.2    321.4                  INVESTING CASH FLOW2  18.6    (147.5)  FINANCING CASH FLOW   (95.8)    (148.6)  Net change in consolidated cash3  226.0    25.4  CASH FLOWOperating Cash Flow

Q3 2020 Earnings Presentation

Atlantica Sustainable Infrastructure

NET DEBT

Corporate Leverage

NET DEBT POSITION[1]

US $ in millions	As of **Sep. 30, 2020**	As of **Dec. 31, 2019**
Corporate Net Debt[2]	773.0	657.8
Project Net Debt[3]	4,679.0	4,355.6

3.3x

Corporate net debt / CAFD pre corporate debt service[4]

(1) Net debt corresponds to gross debt including accrued interest less cash and cash equivalents.
(2) Corporate Net Debt defined as indebtedness where Atlantica Sustainable Infrastructure plc. is the primary obligor minus cash and cash equivalents held at Atlantica Sustainable Infrastructure plc.
(3) Project Net Debt is defined as indebtedness where one of our subsidiaries is the primary obligor minus cash and cash equivalents held by one of our subsidiaries.
(4) Net corporate leverage calculated as corporate net debt divided by midpoint 2020 CAFD guidance before corporate debt service.

9

     2. Strategic Update  Sustainable Infrastructure

Q3 2020 Earnings Presentation

Atlantica Sustainable Infrastructure

STRATEGIC UPDATE

Growth Strategy Update

Continued Delivery on Accretive Growth Opportunities

- **Solana tax equity investment acquisition closed** in August
- **New acquisition announced:** District Heating Asset in Calgary
- **~$322 million in investments** closed and announced **in 2020**
- **Strong pipeline** of identified investment opportunities
- **Continue to target equity growth investments of $200 - $300 million per annum**

Unlocking Value Within Existing Portfolio

- **$216 million[1] cash generated from project debt refinancings** being used to fund our growth plan

(1) Amount net of transaction costs and reserves and after repaying legacy swaps in the case of Helios refinancing.

11

Q3 2020 Earnings Presentation

Atlantica
Sustainable Infrastructure

STRATEGIC UPDATE

New Asset Acquisition in North America

Calgary District Heating



- **Provides heating services to a diverse range of government, institutional and commercial customers in Calgary**
- **55 MWt[1] capacity**
- **Asset in operation since 2010 with a proven track record since COD**
- **Essential infrastructure with high barriers to entry**
- **District Heating is recognized as a key measure for cities to reduce emissions** according to UN Environment Program
- **Purchase agreement signed**, closing subject to customary conditions and regulatory approvals

Investment Highlights

- **$20 million investment**
- **20 years weighted average contract life**
- **Availability based revenues with inflation indexation**
- **Diversified mix of 22 high credit quality clients (~41% A+ rating or higher, the rest unrated)**
- **No commodity risk**
- **Increases presence in North America**
- **80% contracted revenues**
- **Growth opportunities**

(1) District Energy Centre capacity of 55 Megawatts of thermal energy. Additionally, its associated Combined Heat and Power Unit has a capacity of 3.0 Megawatts of thermal energy and 3.3 Megawatts of electric energy.

12

 DIVIDEND Q3 2020 Dividend1 of $0.42 per share  Quarterly dividends declared by the Board of Directors and paid during the following quarter.   On November 3, 2020, the Board of Directors declared a dividend of $0.42 per share corresponding to the third quarter of 2020 The dividend is expected to be paid on December 15, 2020, to shareholders of record as of November 30, 2020

     3. Appendix  Sustainable Infrastructure

 LIQUIDITY AND DEBT MATURITIES SUMMARYHealthy Balance Sheet and Strong Liquidity    Strong Liquidity and No Significant Corporate Debt Maturities in the Short-term  >$600 million  @ 30/09/20  Corporate Liquidity  ~5.3 years average maturity1 of current corporate debt  RCF’s maturity in December 2022. Total limit of $425 million available, no amount drawn as of Sept. 30, 2020~$612 million available liquidity, out of which $187 million is corporate cash as of Sept. 30, 2020  Corporate Debt Maturities1  Corporate Debt Maturites as of September 2020, presented for their accounting amounts.

 CORPORATE DEBT DETAILSCorporate Debt as of September 30, 2020No significant maturities in the short term  Exchange rates as of September 30, 2020 (EUR/USD = 1.1721).Amounts include principal amounts outstanding and interests to be paid in the short term.As of September 30, 2020, there was no amount drawn down from our RCF. Total RCF limit of $425 million.Other facilities include other credit lines and notes under the commercial paper program.   US $ in millions1    Maturity    Amounts2  Credit Facilities  (Revolving CF) 3  2022    -    (Other facilities)4  2020 / 2021    33.5  2019 NIFA5(€ denominated)    2025    326.4  Green Exchangeable Bond6    2025    103.1  Green Senior Secured Notes    2026    336.8  2020 NIFA7 (€ denominated)    2027    159.9  Total        959.7  (5) 2019 NIFA means Note Issuance Facility Agreement. 2019 NIFA refers to the senior secured note facility dated April 30, 2019, of Euro equivalent of $300 million.(6) Senior unsecured notes dated July 17, 2020, exchangeable into ordinary shares of Atlantica, cash, or a combination of both, at Atlantica’s election.(7) 2020 NIFA refers to the senior unsecured note financing dated July 8, 2020, of €140 million (~$164 million).

 Includes cash classified in short-term financial investments as of December 31, 2019. Exchange rates as of September 30, 2020 (EUR/USD = 1.1721) and December 31, 2019 (EUR/USD = 1.1213).Restricted cash is cash which is restricted generally due to requirements of project finance lenders.  US $ in millions2  As of Sep. 302020    As of Dec. 312019  Corporate cash at Atlantica  186.7    66.0  Existing available revolver capacity  425.0    341.0  Total Corporate Liquidity  611.7    407.0          Cash at project companies1  602.2    531.5   - Restricted3  318.9    373.6   - Other  283.3    157.9  LIQUIDITYLiquidity Position1

Q3 2020 Earnings Presentation

Atlantica Sustainable Infrastructure

GROWTH STRATEGY

Project Debt Refinancings

Additional cash for acquisitions without increasing Corporate Debt

#	Project	Details	Approx. Net Recap[1]
1	Helios Refinancing	▶ New approx. €326 million project debt to replace the previous one (approx. €250 million outstanding) and cancel legacy swaps ▶ Cost improvement: 1.9% interest cost vs. ~4.2% in the previous financing (with spread step-ups) ▶ Maturity extension: 17 year maturity vs. 7 year in the previous financing	$30M
2	Helioenergy New Project Debt	▶ Additional tranche of debt at the SPV with a private investor ▶ 3.0% interest cost ▶ Back-ended amortization with a 15 year maturity	$43M
3	Green Project Finance in Spain closed in Q2	▶ New debt in a holding of certain Spanish assets ▶ 3.1% interest cost ▶ 75% bullet in year 5 / 25% amortizing	$143M

Total cash obtained from non-recourse project financings and refinancings to be used in potential acquisitions: $216M

(1) After refinancing fees and costs and swap cancelation in the case of Helios.

18

Q3 2020 Earnings Presentation

Atlantica
Sustainable Infrastructure

LONG-TERM STABLE CASH FLOW

Portfolio of Assets


Year
20 21 22 23 24 25 26 27 28 29 30 31 32 33 34 35 36 37 38 39 40 41 42 43 44 45 46 47 48 49
Chile TL3 49
ATS 44
Solana 43
ATN 41
Tenes 40
Mojave 39
Solaben 1 38
Solaben 6 38
Monterrey 38
Solaben 2 37
Solaben 3 37
Solacor 1 37
Solacor 2 37
Helios 1 37
Helios 2 37
Palmucho 37
Honaine 37
Helioenergy 1 36
Helioenergy 2 36
Seville PV 36
Melowind 35
Solnova 1 35
Solnova 3 35
Solnova 4 35
Kaxu 35
Quadra 1 35
Quadra 2 35
Palmatir 34
Cadonal 34
Skikda 34
PS 20 34
ATN 2 33
ACT 33
PS 10 32
Mini-Hydro 32
OF YEARS
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30
Project debt term
Contract term2
Weighted Average Life

PPAs with predefined prices for ~18 years on average[1]

Tails in most assets after debt amortization

Refinancing opportunities could increase CAFD in earlier years

Possibility to extend life in many assets (excluding ATN and ATS)

(1) Represents weighted average years remaining as of December 31, 2019 and includes the acquisitions of new assets announced as of September 30, 2020.

(2) Regulation term in the case of Spain and Chile TL3.

19

 Key principle: non-recourse project financing in ring-fenced subsidiaries100% project debt self-amortizing progressively before the end of the contracted lifeLow interest rate risk, with +90% of interest rates fixed or hedged    ~$1.8B planned debt reduction in the next 5 years  FINANCING Self-Amortizing Project Debt Structure1  Project debt amortization schedule as of September 30, 2020.Includes $60 million of accrued and unpaid interest.

Q3 2020 Earnings Presentation

Atlantica Sustainable Infrastructure

HISTORICAL FINANCIAL REVIEW

Key Financials by Quarter

Key Financials US $ in thousands	1Q18	2Q18	3Q18	4Q18	FY 2018	1Q19	2Q19	3Q19	4Q19	FY 2019	1Q20	2Q20	3Q20
Revenues	**225,265**	**287,848**	**323,812**	**206,897**	**1,043,822**	**221,452**	**283,338**	**293,373**	**213,289**	**1,011,452**	**210,403**	**255,344**	**302,987**
Adj. EBITDA incl. unconsolidated affiliates	**179,800**	**263,458**	**271,188**	**144,270**	**858,717**	**181,106**	**229,352**	**247,668**	**163,429**	**821,555**	**165,962**	**214,107**	**240,958**
Adj. EBITDA margin (%)	*79.8%*	*91.5%*	*83.7%*	*69.7%*	*82.3%*	*81.8%*	*80.9%*	*84.4%*	*76.6%*	*81.2%*	*78.9%*	*83.9%*	*79.5%*
Atlantica's pro-rata share of EBITDA from unconsolidated affiliates	(1,832)	(2,071)	(2,183)	(2,024)	(8,110)	(2,017)	(2,043)	(3,062)	(3,229)	(10,351)	(3,553)	(3,959)	(3,943)
Adjusted EBITDA	**177,968**	**261,388**	**269,005**	**142,246**	**850,607**	**179,089**	**227,309**	**244,606**	**160,200**	**811,204**	**162,409**	**210,148**	**237,015**
Dividends from unconsolidated affiliates	-	-	4,432	-	4,432	-	-	26,945	3,498	30,443	5,120	5,262	9,758
Non-monetary items	(8,839)	(60,629)	(14,755)	(15,057)	(99,280)	(14,632)	(7,729)	(10,288)	(4,783)	(37,432)	(4,334)	(3,683)	(5,327)
Interest and income tax paid	(26,760)	(133,844)	(29,212)	(143,721)	(333,537)	(13,925)	(129,405)	(24,339)	(131,845)	(299,514)	(11,436)	(119,517)	(31,625)
Principal amortization of indebtedness net of new indebtedness at projects	(17,647)[3]	(71,028)	(13,025)	(127,947)	(229,647)	(15,176)	(93,935)	(22,115)	(123,568)	(254,794)	(14,898)	(75,301)	(18,963)
Deposits into/withdrawals from debt service accounts [4]	(16,631)	(2,643)	(26,128)	4,205	(41,197)	21,461	25,564	(52,463)	4,721	(717)	32,921	17,605	8,844
Change in non-restricted cash at project companies[4]	(63,782)	85,444	(93,166)	93,857	22,352	(61,445)	69,866	(58,847)	119,707	69,281	(50,467)	31,257	(94,192)
Dividends paid to non-controlling interests	-	(6,787)	(2,958)	-	(9,745)	-	(5,105)	(18,978)	(5,156)	(29,239)	(4,915)	(9,246)	(6,833)
Changes in other assets and liabilities	(1,278)	(25,195)	(51,465)	85,499	7,562	(50,253)	(37,183)	(38,792)	27,271	(98,957)	(66,842)	(6,808)	(46,724)
Cash Available For Distribution (CAFD)	**43,031**	**46,706**	**42,728**	**39,082**	**171,547**	**45,119**	**49,382**	**45,729**	**50,045**	**190,275**	**47,558**	**49,717**	**51,953**
Dividends declared[1]	32,070	34,074	36,078	37,080	139,302	39,625	40,641	41,657	41,657	163,579	41,657	42,673	42,673
# of shares at the end of the period	100,217,260	100,217,260	100,217,260	100,217,260	100,217,260	100,217,260	101,601,662	101,601,662	101,601,662	101,601,662	101,601,662	101,601,662	101,601,662
DPS (in $ per share)	**0.32**	**0.34**	**0.36**	**0.37**	**1.39**	**0.39**	**0.40**	**0.41**	**0.41**	**1.61**	**0.41**	**0.42**	**0.42**
Debt details US $ in millions													
Project debt	5,533.8	5,218.8	5,214.7	5,091.1	5,091.1	5,076.4	4,997.4	4,931.3	4,852.3	4,852.3	4,777.2	5,007.6	5,281.2
Project cash	(604.5)	(504.9)	(609.6)	(524.8)	(524.8)	(546.7)	(469.0)	(568.5)	(496.8)	(496.8)	(535.3)	(510.1)	(602.2)
Net project debt	**4,929.3**	**4,713.9**	**4,605.1**	**4,566.3**	**4,566.3**	**4,529.6**	**4,528.4**	**4,362.8**	**4,355.6**	**4,355.6**	**4,241.9**	**4,497.5**	**4,679.0**
Corporate debt	657.3	639.0	641.8	684.1	684.1	697.5	689.6	686.4	723.8	723.8	807.3	837.0	959.7
Corporate cash	(151.4)	(152.3)	(135.1)	(106.7)	(106.7)	(107.9)	(107.0)	(73.2)	(66)	(66)	(154.9)	(278.7)	(186.7)
Net corporate debt	**505.9**	**486.8**	**506.7**	**577.4**	**577.4**	**589.7**	**582.6**	**613.2**	**657.8**	**657.8**	**652.4**	**558.3**	**773.0**
Total net debt	**5,435.2**	**5,200.6**	**5,111.8**	**5,143.6**	**5,143.6**	**5.119.3**	**5,111.0**	**4,976.0**	**5,013.3**	**5,013.3**	**4,894.4**	**5,055.8**	**5,452.0**
Net Corporate Debt/CAFD pre corporate interests[2]	**2.3x**	**2.2x**	**2.3x**	**2.7x**	**2.7x**	**2.5x**	**2.5x**	**2.7x**	**2.9x**	**2.9x**	**2.4x**	**2.3x**	**3.3x**

(1) Dividends are paid to shareholders in the quarter after they are declared.
(2) Ratios presented are the ratios shown on each earnings presentations.
(3) Excludes Solana debt repayments with proceeds received from Abengoa $52.5M in Mar'18.

(4) "Deposits into/ withdrawals from restricted accounts" and "Change in non-restricted cash at project level" are calculated on a constant currency basis to reflect actual cash movements isolated from the impact of variations generated by foreign exchange changes during the period. Prior periods have been recalculated to conform this presentation.

21

Q3 2020 Earnings Presentation

Atlantica Sustainable Infrastructure

HISTORICAL FINANCIAL REVIEW

Segment Financials by Quarter

Revenue	1Q18	2Q18	3Q18	4Q18	FY 2018	1Q19	2Q19	3Q19	4Q 19	FY 2019	1Q20	2Q20	3Q20
by Geography US $ in thousands													
NORTH AMERICA	61,781	110,534	122,309	62,553	357,177	60,441	104,095	109,378	59,052	332,965	59,283	98,648	109,757
SOUTH AMERICA	29,536	30,345	31,928	31,405	123,214	33,493	35,597	36,671	36,447	142,207	35,654	39,375	36,990
EMEA	133,948	146,969	169,576	112,938	563,431	127,518	143,646	147,325	117,790	536,280	115,466	117,321	156,240
by Business Sector													
RENEWABLES	167,225	224,988	259,922	141,422	793,557	156,817	223,269	229,742	151,261	761,090	150,793	193,881	234,556
EFFICIENT NAT. GAS	28,387	33,050	33,918	35,444	130,799	34,009	27,689	31,193	29,390	122,281	26,403	25,629	28,086
TRANSMISSION & TRANSP.	23,840	24,063	24,018	24,076	95,998	24,867	26,231	25,926	26,429	103,453	26,608	26,787	25,834
WATER	5,813	5,747	5,955	5,954	23,468	5,759	6,149	6,511	6,209	24,629	6,599	9,047	14,511
Total Revenue	**225,265**	**287,848**	**323,813**	**206,896**	**1,043,822**	**221,452**	**283,338**	**293,373**	**213,289**	**1,011,452**	**210,403**	**255,344**	**302,987**

Adj. EBITDA incl. unconsolidated affiliates	1Q18	2Q18	3Q18	4Q18	FY 2018	1Q19	2Q19	3Q19	4Q19	FY 2019	1Q20	2Q20	3Q20
by Geography													
NORTH AMERICA	60,247	94,411	117,498	36,591	308,748	50,870	96,293	108,198	51,881	307,242	52,661	89,954	95,879
	97.5%	85.4%	96.1%	58.5%	86.4%	84.2%	92.5%	98.9%	88.8%	92.3%	88.8%	91.2%	87.4%
SOUTH AMERICA[1]	24,180	25,067	26,987	23,999	100,233	28,212	29,252	30,293	27,589	115,346	28,422	31,380	29,947
	81.9%	82.6%	84.5%	76.4%	81.3%	84.2%	82.2%	82.6%	75.6%	81.1%	79.7%	79.7%	81.0%
EMEA	95,373	143,979	126,703	83,681	449,736	102,024	103,807	109,177	83,959	398,968	84,879	92,773	115,132
	71.2%	98.0%	74.7%	74.1%	79.8%	80.0%	72.3%	74.1%	71.3%	74.4%	73.5%	79.1%	73.7%
by Business Sector													
RENEWABLES	131,434	213,952	220,529	98,514	664,429	123,484	177,910	192,168	110,517	604,079	113,670	161,415	181,788
	78.6%	95.1%	84.8%	69.7%	83.7%	78.7%	79.7%	83.6%	73.1%	79.4%	75.4%	83.3%	77.5%
EFFICIENT NAT. GAS	23,330	23,652	24,742	22,134	93,858	30,476	23,826	27,983	26,915	109,200	24,462	23,303	27,479
	82.2%	71,.6%	72.9%	62.4%	71.8%	89.6%	86.1%	89.7%	91.6%	89.3%	92.6%	90.9%	97.8%
TRANSMISSION & TRANSP.	19,837	20,463	20,148	18,014	78,463	21,650	21,936	21,548	20,524	85,658	21,922	22,423	21,702
	83.2%	85.0%	83.9%	74.8%	81.7%	87.1%	83.6%	83.1%	77.6%	82.7%	82.4%	83.7%	84.0%
WATER	5,199	5,392	5,769	5,608	21,967	5,496	5,680	5,969	5,473	22,619	5,908	6,966	9,989
	89.4%	93.8%	96.9%	94.2%	93.6%	95.4%	92.4%	91.7%	88.1%	91.8%	89.5%	77.0%	68.8%
Total Adj. EBITDA incl. unconsolidated affiliates[1]	**179,800**	**263,458**	**271,188**	**144,270**	**858,717**	**181,106**	**229,352**	**247,668**	**163,429**	**821,556**	**165,962**	**214,107**	**240,958**
	79.8%	91.5%	83.7%	69.7%	82.3%	81.8%	80.9%	84.4%	76.6%	81.2%	78.9%	83.9%	79,5%

(1) Adjusted EBITDA includes our share in EBITDA of unconsolidated affiliates.

22

Q3 2020 Earnings Presentation

Atlantica Sustainable Infrastructure

HISTORICAL FINANCIAL REVIEW

Key Performance Indicators

Capacity in operation (at the end of the period)		1Q18	2Q18	3Q18	4Q18	FY 2018	1Q19	2Q19	3Q19	4Q19	FY 2019	1Q20	2Q20	3Q20
RENEWABLES[1]	(MW)	1,446	1,446	1,446	1,496	1,496	1,496	1,496	1,496	1,496	1,496	1,496	1,551	1,551
EFF. NATURAL GAS[2]	(electric MW)	300	300	300	300	300	300	300	343	343	343	343	343	343
TRANSMISSION & TRANSP.[1]	(Miles)	1,099	1,099	1,099	1,152	1,152	1,152	1,152	1,152	1,166	1,166	1,166	1,166	1,166
WATER[1]	(Mft³/day)	10.5	10.5	10.5	10.5	10.5	10.5	10.5	10.5	10.5	10.5	10.5	17.5	17.5

Production / Availability		1Q18	2Q18	3Q18	4Q18	FY 2018	1Q19	2Q19	3Q19	4Q19	FY 2019	1Q20	2Q20	3Q20
RENEWABLES[3]	(GWh)	507	939	1,109	504	3,058	581	1,071	1,048	536	3,236	526	957	1,125
EFFICIENT NATURAL GAS[4]	(GWh)	547	554	613	603	2,318	383	483	615	694	2,090	644	624	664
	(electric availability %)[5]	97.9%	99.3%	101.3%	100.9%	99.8%	87.1%	89.9%	101.5%	101.4%	95.0%	102.4%	100.9%	103.8%
TRANSMISSION & TRANSP.	(availab.%)[6]	100.0%	99.9%	100.0%	99.8%	99.9%	99.9%	100.0%	99.9%	100%	100.0%	99.9%	99.9%	100.0%
WATER	(availability %)[6]	99.1%	102.6%	103.7%	102.5%	102.0%	99.8%	100.6%	103.6%	100.1%	101.2%	101.8%	102.2%	101.1%

(1) Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership in each of the assets.
(2) Includes 43MW corresponding to our 30% share of Monterrey since August 2, 2019.
(3) Includes curtailment in wind assets for which we receive compensation.
(4) GWh produced includes 30% production from Monterrey since August 2019. Major maintenance overhaul held in ACT in Q1 and Q2 2019, as scheduled, which reduced production and electric availability as per the contract.
(5) Electric availability refers to operational MW over contracted MW.
(6) Availability refers to actual availability divided by contracted availability.

23

       1Q18  2Q18  3Q18  4Q18  FY 2018    1Q19  2Q19  3Q19  4Q19  FY 2019    1Q20  2Q20  3Q20                                       US     18.8%  39.9%  38.9%  15.0%  28.2%    15.2%  39.8%  35.2%  16.3%  26.6%    18.2%  37.5%  35.2%   Spain     8.8%  20.8%  30.6%  7.3%  16.9%    12.1%  26.7%  27.2%  6.7%  18.2%    8.0%  22.1%  28.6%   Kaxu    36.9%  27.6%  29.9%  50.0%  36.0%    48.7%  27.8%  27.5%  45.4%  37.3%    28.9%  8.6%  26.8%                                    WIND2 Uruguay     31.2%  34.5%  42.3%  40.7%  37.2%    33.0%  36.3%  40.9%  38.0%  37.2%    34.6%  40.8%  40.6%  SOLAR      Historical Capacity Factors1  Capacity factor ratio represents actual electrical energy output over a given period of time to the maximum possible electrical energy output assuming continuous operation at full nameplate capacity over that period. Historical Capacity Factors are calculated from the date of entry into operation or the acquisition of each asset. Some capacity factors are not indicative of a full period of operations.Includes curtailment production in wind assets for which we receive compensation.   HISTORICAL FINANCIAL REVIEWCapacity Factors

Q3 2020 Earnings Presentation

Atlantica Sustainable Infrastructure

SIZEABLE AND DIVERSIFIED ASSET PORTFOLIO

Portfolio Breakdown Based on Estimated CAFD[1]

CURRENCY[2]

>90% **Denominated in USD**

SECTOR



- **69%** Renewable
- **15%** Transmission & Transport.
- **13%** Efficient Natural Gas
- **3%** Water

GEOGRAPHY



- **45%** North America
- **35%** Europe
- **12%** South America
- **8%** RoW

~ 90% of long-term interest rates in projects are fixed or hedged[2]

(1) Based on CAFD estimates for the 2020-2024 period, including the acquisitions announced. See "Disclaimer – Forward Looking Statements".
(2) Including the effect of currency swap agreements.

25

 As of December 30, 2019   ASSET  TYPE  STAKE  LOCATION  GROSSCAPACITY  OFFTAKER  RATING 1  YEARS INCONTRACT LEFT  CURRENCY  RENEWABLE ENERGY  Solana    100%  USA (Arizona)  280 MW  APS  A-/A2/A-  24  USD    Mojave    100%  USA (California)  280 MW  PG&E  BB-/WR/BB  20  USD    Solaben 2/3    70%  Spain  2x50 MW  Kingdom of Spain  A/Baa1/A-  18/17  EUR 3    Solacor 1/2    87%  Spain  2x50 MW  Kingdom of Spain  A/Baa1/A-  17/17  EUR 3    PS 10/20    100%  Spain  31 MW  Kingdom of Spain  A/Baa1/A-  12/14  EUR 3    Helioenergy 1/2    100%  Spain  2x50 MW  Kingdom of Spain  A/Baa1/A-  17/17  EUR 3    Helios 1/2    100%  Spain  2x50 MW  Kingdom of Spain  A/Baa1/A-  18/18  EUR 3    Solnova 1/3/4    100%  Spain  3x50 MW  Kingdom of Spain  A/Baa1/A-  15/15/16  EUR 3    Solaben 1/6    100%  Spain  2x50 MW  Kingdom of Spain  A/Baa1/A-  19/19  EUR 3    Seville PV    80%  Spain  1 MW  Kingdom of Spain  A/Baa1/A-  16  EUR    Kaxu    51%  South Africa  100 MW  Eskom  BB-/Ba1/BB2  15  ZAR    Chile PV I    36%  Chile  55 MW  n/a  n/a  n/a   USD 4    Palmatir    100%  Uruguay  50 MW  UTE  BBB/Baa2/BBB-2  14  USD    Cadonal    100%  Uruguay  50 MW  UTE  BBB/Baa2/BBB-2  15  USD    Melowind    100%  Uruguay  50 MW  UTE  BBB/Baa2/BBB-2  16  USD    Mini-Hydro    100%  Peru  4 MW  Peru  BBB+/A3/BBB+  13  USD  EFFICIENT NATURAL GAS  ACT    100%  Mexico  300 MW  Pemex  BBB/Ba2/BB-  13  USD 4    Monterrey    30%  Mexico  142 MW  Industrial Customers  Not rated  19  USD 4  TRANSMISSION & TRANSPORT.  ATN    100%  Peru  379 miles  Peru  BBB+/A3/BBB+  21  USD 4    ATS    100%  Peru  569 miles  Peru  BBB+/A3/BBB+  24  USD 4    ATN 2    100%  Peru  81 miles  Minera Las Bambas  Not rated  13  USD 4    Quadra 1&2    100%  Chile  81 miles  Sierra Gorda  Not rated  15/15  USD 4    Palmucho    100%  Chile  6 miles  Enel Generacion Chile  BBB+/Baa1 /A-  18  USD 4    Chile TL3    100%  Chile  50 miles  CNE  A+/A1/A  Regulated  USD 4  WATER  Skikda    34%  Algeria  3.5 Mft3/day  Sonatrach & ADE  Not rated  14  USD 4    Honaine    26%  Algeria  7 Mft3/day  Sonatrach & ADE  Not rated  18  USD 4    Tenes    51%  Algeria  7 Mft3/day  Sonatrach & ADE  Not rated  20  USD 4          Reflects the counterparties’ issuer credit ratings issued by S&P, Moody’s and Fitch, respectively, as of November 6, 2020.For Kaxu, it refers to the credit rating of the Republic of South Africa, and for Palmatir, Cadonal and Melowind, it refers to the credit rating of Uruguay, as UTE is unrated.Gross cash in euros dollarized through currency hedges.USD denominated but payable in local currency.  AT A GLANCESizeable and Diversified Asset Portfolio

 NON-GAAP FINANCIAL INFORMATIONReconciliation of Non-GAAP Measures  Our management believes Adjusted EBITDA including unconsolidated affiliates and CAFD are useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. Adjusted EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired. Our management believes CAFD is a relevant supplemental measure of the Company’s ability to earn and distribute cash returns to investors and is useful to investors in evaluating our operating performance because securities analysts and other interested parties use such calculations as a measure of our ability to make quarterly distributions. In addition, CAFD is used by our management team for determining future acquisitions and managing our growth. Adjusted EBITDA and CAFD are widely used by other companies in the same industry. Our management uses Adjusted EBITDA and CAFD as measures of operating performance to assist in comparing performance from period to period on a consistent basis. They also readily view operating trends as a measure for planning and forecasting overall expectations, for evaluating actual results against such expectations, and for communicating with our board of directors, shareholders, creditors, analysts and investors concerning our financial performance.We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures employed by other companies and they may have limitations as analytical tools. These measures may not be fit for isolated consideration or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB. Thus, they should not be considered as alternatives to operating profit, profit for the period, any other performance measures derived in accordance with IFRS as issued by the IASB, any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Some of the limitations of these non-GAAP measures are:they do not reflect our cash expenditures, future requirements for capital expenditures or contractual commitments; they do not reflect changes in, or cash requirements for, our working capital needs;they may not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments, on our debts;although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA and CAFD do not reflect any cash requirements that would be required for such replacements;some of the exceptional items that we eliminate in calculating Adjusted EBITDA reflect cash payments that were made, or will be made in the future; andthe fact that other companies in our industry may calculate Adjusted EBITDA and CAFD differently than we do, which limits their usefulness as comparative measures.

Q3 2020 Earnings Presentation

RECONCILIATION

Atlantica
Sustainable Infrastructure

Reconciliation of **Cash Available For Distribution** and **Adjusted EBITDA** to **Profit for the period** attributable to the Company

(in thousands of U.S. dollars)	For the three-month period ended September 30,				For the nine-month period ended September 30,			
	2020		2019		2020		2019	
Profit for the period attributable to the Company	**$**	**89,380**	**$**	**43,876**	**$**	**61,209**	**$**	**60,832**
Profit/(loss) attributable to non-controlling interest		(5,021)		1,757		(3,042)		7,548
Income tax		21,608		19,939		25,079		46,979
Share of (profit)/loss of associates carried under the equity method		3,839		(529)		2,248		(3,881)
Financial expense, net		19,114		94,737		221,911		304,637
Operating profit	**$**	**128,920**	**$**	**159,780**	**$**	**307,405**	**$**	**416,115**
Depreciation, amortization, and impairment charges		108,093		84,826		302,166		234,889
Adjusted EBITDA	**$**	**237,015**	**$**	**244,606**	**$**	**609,572**	**$**	**651,004**
Atlantica's pro-rata share of EBITDA from unconsolidated affiliates		3,943		3,062		11,455		7,122
Adjusted EBITDA including unconsolidated affiliates[1]	**$**	**240,958**	**$**	**247,668**	**$**	**621,027**	**$**	**658,126**
Atlantica's pro-rata share of EBITDA from unconsolidated affiliates		(3,943)		(3,062)		(11,455)		(7,122)
Dividends from equity method investments		9,758		26,945		20,140		26,945
Non-monetary items		(5,327)		(10,288)		(13,344)		(32,649)
Interest and income tax paid		(31,625)		(24,339)		(162,578)		(167,668)
Principal amortization of indebtedness		(18,963)		(22,115)		(109,162)		(131,226)
Deposits into/ withdrawals from restricted accounts		8,844		(44,216)		59,370		3,411
Change in non-restricted cash at project level		(94,192)		(53,753)		(113,402)		(45,099)
Dividends paid to non-controlling interests		(6,833)		(18,978)		(20,994)		(24,083)
Changes in other assets and liabilities		(46,724)		(52,133)		(120,374)		(140,405)
Cash Available For Distribution	**$**	**51,953**	**$**	**45,729**	**$**	**149,228**	**$**	**140,230**

(1) Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates.
(2) "Deposits into/ withdrawals from restricted accounts" and "Change in non-restricted cash at project level" are calculated on a constant currency basis to reflect actual cash movements isolated from the impact of variations generated by foreign exchange changes during the period. Prior period has been recalculated to conform this presentation.

28

 RECONCILIATIONReconciliation of Adjusted EBITDA including unconsolidated affiliates to Net Cash Provided by Operating Activities  Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates.  (in thousands of U.S. dollars)    For the three-month period ended September 30,          For the nine-month period ended September 30,           2020    2019      2020     2019                      Net cash provided by operating activities    $ 154,835     $ 172,329       $ 303,242     $ 321,436   Net interest and income tax paid     31,625     24,339      162,578    167,668  Variations in working capital     44,921     40,124      128,926    132,051  Other non-cash adjustments and other    5,634     7,814      14,826    29,849  Adjusted EBITDA    $ 237,015     $ 244,606       $ 609,572    $ 651,004   Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates    3,943     3,062      11,455    7,122  Adjusted EBITDA including unconsolidated affiliates1    $ 240,958     $ 247,668       $ 621,027    $ 658,126

Q3 2020 Earnings Presentation

Atlantica Sustainable Infrastructure

RECONCILIATION

Reconciliation of Adjusted EBITDA Margin including unconsolidated affiliates to Operating Profit Margin

(in thousands of U.S. dollars)	For the three-month period ended September 30,				For the nine-month period ended September 30,			
	2020		2019		2020		2019	
Revenue	**$**	**302,987**	**$**	**293,373**	**$**	**768,734**	**$**	**798,163**
Profit for the period attributable to the Company	**$**	**89,380**	**$**	**43,876**	**$**	**61,209**	**$**	**60,832**
Profit/(loss) attributable to non-controlling interest		(5,021)		1,757		(3,042)		7,548
Income tax		21,608		19,939		25,079		46,979
Share of (profit)/loss of associates carried under the equity method		3,839		(529)		2,248		(3,881)
Financial expense, net		19,114		94,737		221,911		304,637
Operating profit	**$**	**128,920**	**$**	**159,780**	**$**	**307,405**	**$**	**416,115**
Operating profit margin	**%**	**42.5**	**%**	**54.5**	**%**	**40.0**	**%**	**52.1**
Depreciation, amortization, and impairment charges		35.7		28.9		39.3		29.4
Adjusted EBITDA margin	**%**	**78.2**	**%**	**83.4**	**%**	**79.3**	**%**	**81.6**
Atlantica's pro-rata share of EBITDA from unconsolidated affiliates		1.3		1.0		1.5		0.9
Adjusted EBITDA Margin including unconsolidated affiliates[1]	**%**	**79.5**	**%**	**84.4**	**%**	**80.8**	**%**	**82.5**

(1) Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates.

30

Great West House, GW1, 17th floor,Great West RoadBrentford TW8 9DFLondon (United Kingdom)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Atlantica Sustainable Infrastructure plc

Date: November 6, 2020	By:	/s/ Santiago Seage
		Name:	Santiago Seage
		Title:	Chief Executive Officer